

07004613

BD 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 42007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5185 Peachtree Parkway, Ste 280
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark C. Mettelman (770) 840-0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tauber & Balser, P.C.
(Name – *if individual, state last, first, middle name*)

1155 Perimeter Center West, Suite 600	Atlanta	GA	30338
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Mark C. Mettelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc., as of February 27, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



COREY MATTHEW PUGH
MY COMMISSION EXPIRES
FEB 22 2011
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control required by Rule 17a-5 of the Securities Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Table of Contents

TAUBER & BALSER P.C.
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

We have audited the accompanying consolidated statements of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 through 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tauber & Balser, P.C.

February 27, 2007

1155 Perimeter Center West, Suite 600
Atlanta, Georgia 30338-5416
404-261-7200 Fx: 404-261-9481
www.tbcpa.com

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Cash and equivalents	$ 2,340,175	$ 2,476,183
Investments	323,908	665,930
Deposit with clearing organizations	75,000	50,000
Receivable from clearing organization	327,329	254,509
Commissions receivable and other	405,310	577,032
Notes receivable from representatives	170,572	-
Furniture, computers and software, at cost, less accumulated depreciation of $171,122 and $173,475, respectively	340,014	105,266
Prepaid expenses	409,450	350,873
TOTAL ASSETS	$ 4,391,758	$ 4,479,793
LIABILITIES		
Commissions payable to brokers	$ 1,413,760	$ 1,600,140
Accounts payable	479,194	234,883
Accrued expenses	159,207	306,837
Accrued rent obligation	45,839	57,252
TOTAL LIABILITIES	2,098,000	2,199,112
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 100,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	441,695	441,695
Retained earnings	1,851,063	1,837,986
TOTAL STOCKHOLDERS' EQUITY	2,293,758	2,280,681
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,391,758	$ 4,479,793

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions and related income	$ 24,779,421	$ 19,633,227
Investment advisory fees	12,909,440	9,686,036
Interest income	578,334	389,902
Other	841,726	716,498
TOTAL REVENUES	39,108,921	30,425,663
EXPENSES		
Agent commissions	31,878,227	24,297,253
Employee compensation and benefits	2,370,099	2,124,397
Clearing and brokerage	447,745	364,381
Communications and data processing	281,030	122,208
Occupancy	244,572	178,056
Professional fees	462,430	518,259
Licenses and permits	144,336	167,149
Travel	151,759	108,355
Other	1,278,280	589,113
TOTAL EXPENSES	37,258,478	28,469,172
NET INCOME	$ 1,850,443	$ 1,956,492

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
BALANCES AT DECEMBER 31, 2004	100,000	$ 1,000	$ 441,695	$1,281,494	$ 1,724,189
NET INCOME	-	-	-	1,956,492	1,956,492
DISTRIBUTIONS PAID	-	-	-	(1,400,000)	(1,400,000)
BALANCES AT DECEMBER 31, 2005	100,000	1,000	441,695	1,837,986	2,280,681
NET INCOME	-	-	-	1,850,443	1,850,443
DISTRIBUTIONS PAID	-	-	-	(1,837,366)	(1,837,366)
BALANCES AT DECEMBER 31, 2006	100,000	$ 1,000	$ 441,695	$1,851,063	$ 2,293,758

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,850,443	$ 1,956,492
Adjustments:		
Depreciation and amortization	18,982	47,392
Loss on disposal of furniture and software	26,204	12,375
Gain on sale of investments	(7,978)	-
Amortization of forgiveable portion of notes receivable	35,625	-
Changes In:		
Receivable from clearing organization	(72,820)	(15,823)
Commissions receivable and other	171,722	(252,782)
Prepaid expenses	(58,577)	2,124
Commissions payable to brokers	(186,380)	849,269
Accounts payable	244,311	101,277
Accrued expenses	(147,630)	65,655
Accrued rent obligation	(11,413)	(36,275)
Total adjustments	12,046	773,212
Net cash provided by operating activities	1,862,489	2,729,704
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposits with clearing organization	(25,000)	-
Proceeds from sale of investments	400,000	-
Purchase of investments	(50,000)	(675,000)
Issuance of notes receivable	(210,000)	-
Payments on notes receivable	3,803	-
Capital expenditures	(279,934)	(36,353)
Net cash used for investing activities	(161,131)	(711,353)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid	(1,837,366)	(1,400,000)
Net cash used for financing activities	(1,837,366)	(1,400,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(136,008)	618,351
CASH AND EQUIVALENTS, BEGINNING OF YEAR	2,476,183	1,857,832
CASH AND EQUIVALENTS, END OF YEAR	$ 2,340,175	$ 2,476,183
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$ 6,722	$ 7,417

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Triad Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Florida S corporation.

As a fully disclosed broker-dealer, the Company clears all securities trades through the use of correspondent clearing firms and, therefore, does not hold customer funds or securities. The Company upholds an exclusive relationship with its correspondent clearing firms and maintains a good-faith deposit. The Company maintains adequate industry-acceptable plans should its relationship terminate with the clearing organizations. Further, management estimates that utilizing alternative clearing organizations would not have a material effect on current or future financial condition and operations of the Company.

As a securities broker-dealer the Company offers several classes of services, including agency transactions, investment advisory services, and the distribution of variable and fixed insurance products to its customers located throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Triad Advisors, Inc. and the Company's wholly-owned inactive subsidiaries, Triad Insurance, Inc., Triad Insurance of Louisiana, Inc., Triad Insurance of Alabama, Inc., and Triad Insurance Agency of Massachusetts. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Securities transactions and variable and fixed insurance products and related revenues and expenses are recorded on trade date basis.

Certain investment advisory fees are received quarterly but are recognized as earned over the term of the contract.

Commission income on the sale of insurance policies is recognized on the date on which (a) the insured is afforded protection under the policy (effective date); (b) the premium due under the policy can be reasonably estimated; and (c) the premium is billable to the client. The Company's policy for estimating allowances for return commissions on policy cancellations is to record an allowance based on a historical evaluation, a review of the current status of the accounts and subsequent actual cancellations.

Cash and Equivalents

For purposes of reporting cash flows, the Company considers all investments in shares of money market funds to be cash equivalents. At December 31, 2006 and 2005, cash included five certificates of deposit totaling $409,003 and six certificates of deposit totaling $603,119, respectively.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of deposits with and receivable from clearing organization and commissions receivable.

Concentrations with the clearing organization are shown on the statements of financial condition; commissions receivable are due from a large number of customers. These receivables are uncollateralized.

Receivables

Receivables are stated at the amount management expects to collect. Based on management's assessment of credit history with the clearing organization, the depository institutions, and the representatives having outstanding balances and the Company's current relationship with them, it has concluded that realized losses on balances outstanding at year end will not be significant.

Investments

Investment securities, consisting of U.S. Treasury notes, are recorded at market value.

Depreciation

Depreciation is provided on a straight-line basis over the estimated lives of the assets.

Income Taxes

No provision is provided for Federal or state income taxes since the Company elected to be an S corporation and is therefore not a taxable entity. As a result of the S election, the individual stockholders report their distributive shares of the corporate income on their individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Legal Costs

Legal costs associated with litigation and other loss contingencies are charged to expense as services are rendered.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements in order to conform to the 2006 presentation.

NOTE B – RECEIVABLE FROM CLEARING ORGANIZATION

The amount due from clearing organization at December 31, 2006 and 2005 consisted of net fees and commissions earned on customers' transactions cleared within the normal course of business.

NOTE C – INVESTMENTS

Our investments at December 31, 2006 and 2005 consisted of the following:

Description	Gross Amortized Cost	Estimated Unrealized Losses	Estimated Market Value at 12/31/06	Maturity	Yield at 12/31/06
U.S. Treasury note	$ 325,000	$ 1,092	$ 323,908	02/15/07	2.25%

Description	Gross Amortized Cost	Estimated Unrealized Losses	Estimated Market Value at 12/31/05	Maturity	Yield at 12/31/05
U.S. Treasury note	$ 350,000	$ 1,312	$ 348,688	02/28/06	1.63%
U.S. Treasury note	325,000	7,758	317,242	02/15/07	2.30%
Totals	$ 675,000	$ 9,070	$ 665,930		

NOTE D – NOTES RECEIVABLE FROM REPRESENTATIVES

Notes receivable from representatives consist of unsecured interest bearing loans with maturities ranging from one to five years.

The Company makes loans or pays advances to representatives as part of its hiring and retention process. Reserves are established on these receivables if the representative is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels.

NOTE E – LEASE COMMITMENTS

The Company leases office space and equipment under noncancellable operating leases expiring through 2012. Under the office lease, which was for new office space with occupancy beginning November 2006, the Company is required to pay additional rent for excess operating expenses on an annual basis. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the leases. The Company has recorded a liability to reflect the excess of rent expense over cash payments since inception of the leases.

Future minimum lease payments for the years ended December 31 are as follows:

2007	$ 84,112
2008	196,653
2009	200,622
2010	204,592
2011	208,674
2012	159,653
	$1,054,306

Rent expense for these leases for the years ended December 31, 2006 and 2005 consisted of the following:

	2006	2005
Minimum rentals	$237,002	$166,931
Decrease in accrued rent obligation	(11,413)	(36,275)
Total rent expense	$225,589	$130,656

NOTE F – RELATED PARTY TRANSACTIONS

During 2006 and 2005, the Company incurred and paid directors fees of $24,000. These directors are also shareholders of the Company.

Also, during 2006 and 2005, the Company incurred and paid approximately $120,000 for business consulting services to an individual who is a shareholder and director of the Company.

During 2006 the Company made a $15,000 investment in a company that is owned by two of its shareholders. At December 31, 2006 this investment was written off as management concluded it to have no value.

NOTE G – DEFINED CONTRIBUTION PLAN

For the years ended December 31, 2006 and 2005, the Company's contributions to its 401(k) defined contribution plan were approximately $17,800 and $17,200, respectively.

NOTE H – CONTINGENCIES

The Company can be subject to arbitration, legal proceedings and claims which arise in the ordinary course of its business.

All existing arbitrations at December 31, 2005 were settled during 2006. However, during 2006, two additional arbitrations were filed that remained outstanding at December 31, 2006. These matters are discussed below.

In June 2006 an arbitration claim was filed against the Company and one of its registered representatives asserting that the representative placed the claimant in unsuitably risky investments. The claimant is asking for the reimbursement of losses in the amount of $481,000. The Company's insurance policy currently provides for a $250,000 deductible in its coverage for matters related to this registered representative; however the representative has agreed to indemnify the Company for its losses in this matter. The Company believes the claim has no merit and intends to vigorously defend this case. There can be no assurance, however, that the Company will be successful in its defense and it is too early at this time to predict a probable outcome.

In June 2006 an arbitration claim was filed against the Company relating to an entity that was mistakenly asserted as a predecessor of Triad Advisors, Inc. The claim is asserted against the Company, on behalf of a person who never had an account with the Company, for failing to supervise a person who was never a registered representative of the Company. The claim seeks recovery in excess of $324,000 plus an unspecified amount of punitive damages in excess of $677,000, and disgorgement and attorney's fees. The Company's insurance company has denied any coverage of the claim because the claim does not assert a claim against a registered representative of the Company. The Company believes the claim has no merit and intends to vigorously defend this case. There can be no assurance, however, that the Company will be successful in its defense and it is too early at this time to predict a probable outcome.

NOTE H – CONTINGENCIES (CONTINUED)

The Company maintains in-force errors and omissions insurance to protect the Company in the event of an adverse ruling or award stemming from any customer claim.

NOTE I – NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business, withdrawing equity capital, or paying cash dividends if its net capital ratio exceeds 10 to 1.

At December 31, 2006, the Company had net capital of $907,543, which was $767,676 in excess of its required net capital. The Company's net capital ratio was 2.31 to 1 at December 31, 2006.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net Capital	
Total consolidated stockholders' equity qualified for net capital	$ 2,293,758
Add: subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	2,293,758
Deductions and/or charges:	
Nonallowable assets:	
Receivable from subsidiaries	3,972
Unsecured receivables, net	409,291
Furniture, computers and software, net	340,014
Prepaid errors and omissions insurance	311,723
Other assets	260,847
Total nonallowable assets	1,325,847
Net capital before haircuts on securities positions	967,911
Haircuts on securities:	
Other securities (treasury notes, CD's and money market funds)	60,368
Net Capital	907,543
Computation of basic net capital requirement	
Minimum net capital required	139,867
Excess Net Capital	$ 767,676
Aggregate indebtedness	
Items included in consolidated statement of financial condition:	
Commissions payable to brokers	$ 1,028,696
Accounts payable	217,999
Accrued expenses	851,303
Total aggregate indebtedness	2,097,998
Ratio: Aggregate indebtedness to net capital	2.31 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,198,243
Change in net capital from that reported in FOCUS report as a result of various audit adjustments	(290,700)
Net capital per above	$ 907,543

Since there were no other material differences, other reconciliations as required by Rule 17a-5(d)(4) are not provided.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2006

Triad Advisors, Inc. is exempt from providing this schedule as a broker-dealer which does not carry customer accounts.

TAUBER & BALSER P.C.
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

In planning and performing our audit of the consolidated financial statements and of Triad Advisors, Inc. and subsidiaries (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1155 Perimeter Center West, Suite 600
Atlanta, Georgia 30338-5416
404-261-7200 Fx: 404-261-9481
www.tbcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Baker, P.C.

February 27, 2007

END